SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                           Edge Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   279862 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John Sfondrini
                          36 Catoonah Street, Unit #16
                                  P.O. Box 1248
                          Ridgefield, Connecticut 06875
                                 (203) 894-8244
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 24, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                   ----------

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  John Sfondrini
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                     (a) [ ]
                                     (b) [x]
--------------------------------------------------------------------------------
         (3)      SEC Use Only
--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO
--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]
--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------
Number of    (7)  Sole Voting Power                  269,816 Shares
Shares Bene-      ____________________________________________________________
ficially     (8)  Shared Voting Power                 49,280 Shares
Owned by          _____________________________________________________
Each Report- (9)  Sole Dispositive Power             269,816 Shares
ing Person        ____________________________________________________________
With        (10)  Shared Dispositive Power            49,280 Shares
--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           319,096 Shares
--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares  [ ]
--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                           3.5%
--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Napamco, Ltd.
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                     (a) [ ]
                                     (b) [x]
--------------------------------------------------------------------------------
         (3)      SEC Use Only
--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO
--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Connecticut
--------------------------------------------------------------------------------
Number of     (7)     Sole Voting Power                   -0-
Shares Bene-      ____________________________________________________________
ficially      (8)     Shared Voting Power               22,780 Shares
Owned by          ____________________________________________________________
Each Report-  (9)     Sole Dispositive Power              -0-
ing Person        ____________________________________________________________
With          (10)    Shared Dispositive Power          22,780 Shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           22,780 Shares
--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                       [ ]
--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)
                           .2%
--------------------------------------------------------------------------------
     (14)     Type of Reporting Person (See Instructions)    CO
--------------------------------------------------------------------------------

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Napamco, Ltd.
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                     (a) [ ]
                                     (b) [x]
--------------------------------------------------------------------------------
         (3)      SEC Use Only
--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO
--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]
--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------
Number of       (7) Sole Voting Power               -0-
Shares Bene-        ____________________________________________________________
ficially        (8) Shared Voting Power            9,869 Shares
Owned by            ____________________________________________________________
Each Report-    (9) Sole Dispositive Power          -0-
ing Person          ____________________________________________________________
With            (10)Shared Dispositive Power       9,869 Shares
--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           9,869 Shares
--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                       [ ]
--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                                      .1%
--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    CO
--------------------------------------------------------------------------------

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge Holding Company Partnership
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                     (a) [ ]
                                     (b) [x]
--------------------------------------------------------------------------------
         (3)      SEC Use Only
--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO
--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]
--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Connecticut
--------------------------------------------------------------------------------
Number of        (7)  Sole Voting Power                   -0-
Shares Bene-        ____________________________________________________________
ficially         (8)  Shared Voting Power               16,631 Shares
Owned by            ____________________________________________________________
Each Report-     (9)  Sole Dispositive Power              -0-
ing Person          ____________________________________________________________
With            (10)  Shared Dispositive Power          16,631 Shares
--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           16,631 Shares
--------------------------------------------------------------------------------
         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                           .2%
--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge Group Partnership
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                     (a) [ ]
                                     (b) [x]
--------------------------------------------------------------------------------
         (3)      SEC Use Only
--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO
--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]
--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization
                  Connecticut
--------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power                   -0-
Shares Bene-        ____________________________________________________________
ficially       (8)  Shared Voting Power                 -0-
Owned by            ____________________________________________________________
Each Report-   (9)  Sole Dispositive Power              -0-
ing Person          ____________________________________________________________
With           (10) Shared Dispositive Power            -0-
--------------------------------------------------------------------------------
        (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           -0-
--------------------------------------------------------------------------------
        (12)     Check if the Aggregate Amount in Row(11)Excludes Certain Shares
                                       [ ]
--------------------------------------------------------------------------------
        (13)     Percent of Class Represented by Amount in Row (11)
                           -0-
--------------------------------------------------------------------------------
        (14)     Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge I Limited Partnership
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                     (a) [ ]
                                     (b) [x]
--------------------------------------------------------------------------------
         (3)      SEC Use Only
--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO
--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]
--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Connecticut
--------------------------------------------------------------------------------
Number of      (7) Sole Voting Power                   -0-
Shares Bene-       ____________________________________________________________
ficially       (8) Shared Voting Power                 -0-
Owned by           ____________________________________________________________
Each Report-   (9) Sole Dispositive Power              -0-
ing Person         ____________________________________________________________
With          (10) Shared Dispositive Power            -0-
--------------------------------------------------------------------------------
        (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           -0-
--------------------------------------------------------------------------------
        (12)     Check if the Aggregate Amount in Row(11)Excludes Certain Shares
                                       [ ]
--------------------------------------------------------------------------------
        (13)     Percent of Class Represented by Amount in Row (11)
                            -0-
--------------------------------------------------------------------------------
        (14)     Type of Reporting Person (See Instructions)    PN

--------------------------------------------------------------------------------

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge II Limited Partnership
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                     (a) [ ]
                                     (b) [x]
--------------------------------------------------------------------------------
         (3)      SEC Use Only
--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO
--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]
--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Connecticut
--------------------------------------------------------------------------------
Number of     (7)  Sole Voting Power                   -0-
Shares Bene-       ____________________________________________________________
ficially      (8)  Shared Voting Power                 -0-
Owned by           ____________________________________________________________
Each Report-  (9)  Sole Dispositive Power              -0-
ing Person         ____________________________________________________________
With         (10)  Shared Dispositive Power            -0-
--------------------------------------------------------------------------------
        (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           -0-
--------------------------------------------------------------------------------
        (12)     Check if the Aggregate Amount in Row(11)Excludes Certain Shares
                                       [ ]
--------------------------------------------------------------------------------
        (13)     Percent of Class Represented by Amount in Row (11)
                            -0-
--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge III Limited Partnership
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                     (a) [ ]
                                     (b) [x]
--------------------------------------------------------------------------------
         (3)      SEC Use Only
--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO
--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]
--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Connecticut
--------------------------------------------------------------------------------
Number of    (7)  Sole Voting Power                   -0-
Shares Bene-      ____________________________________________________________
ficially     (8)  Shared Voting Power                 -0-
Owned by          ____________________________________________________________
Each Report- (9)  Sole Dispositive Power              -0-
ing Person        ____________________________________________________________
With        (10)  Shared Dispositive Power            -0-
--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           -0-
--------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row(11)Excludes Certain Shares
                                       [ ]
--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                            -0-
--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

Amendment No. 3 to Schedule 13D

     John Sfondrini ("Mr. Sfondrini"), Napamco, Ltd., a Connecticut corporation ("Connecticut Napamco"), Napamco, Ltd., a New York corporation ("New York
Napamco" and together with Connecticut Napamco, "Napamco")), Edge Holding Company Partnership, a Connecticut limited partnership ("Edge Holding Company"), Edge Group Partnership, a Connecticut general partnership ("Edge Group"), Edge I Limited Partnership, a Connecticut limited partnership ("Edge I"), Edge II Limited Partnership, a Connecticut limited partnership ("Edge II"), and Edge III Limited Partnership, a Connecticut limited partnership ("Edge III" and collectively with Mr. Sfondrini, Connecticut Napamco, New York Napamco, Edge Holding Company, Edge Group, Edge I and Edge II, the "Sfondrini Parties"), hereby amend and supplement their statement on Schedule 13D as originally filed by the Sfondrini Parties on March 13, 1997, as amended by Amendment No. 1 filed by the Sfondrini Parties on August 25, 1997, as amended by Amendment No. 2 filed by the Sfondrini Parties on March 31, 1998, and as amended by Amendment No. 3 filed by the Sfondrini Parties on April 19, 1999 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 2. Identity and Background

     Item 2 of the Original Statement is hereby amended and supplemented as follows:

     Effective June 24, 1999, Edge Group effected a distribution of the 42,896 shares of Common Stock held by it to the partners of its three partners, Edge I, Edge II and Edge III. Mr. Sfondrini and Connecticut Napamco serve as the general partners of Edge I and Edge III and Mr. Sfondrini serves as the general partner of Edge II. Mr. Sfondrini and Connecticut Napamco received 3,134 and 6,569 shares, respectively, in the aggregate from the Edge Group distributions in respect of certain management fees and after-payout interests. Following the completion of all of the above-referenced distributions, none of Edge Group, Edge I, Edge II or Edge III held any Common Stock.

Item 4. Purpose of Transaction

     Item 4 of the Original Statement is hereby amended and supplemented as follows:

     As discussed in Item 2 above, in the near term, Edge Group distributed all of the shares of Common Stock held by it, and Mr. Sfondrini and Connecticut Napamco received 3,134 and 6,569 shares, respectively, in connection therewith.

     In Amendment No. 3 to the Schedule 13D, the Sfondrini Parties indicated that beginning on or about March 24, 1999, sales or preparations for the sale of an aggregate of 108,100 shares had commenced and that additional dispositions of shares were expected in the near term. As set forth in more detail in Item 5 below, during the period of March through June 25, 1999, Mr. Sfondrini, Connecticut Napamco and New York Napamco actually sold 137,200 and 3,700 shares, respectively.

     In the near term, the Sfondrini Parties expect that additional dispositions of shares of Common Stock will occur.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Original Statement is hereby amended and supplemented as follows:

     Mr. Sfondrini, Connecticut Napamco and New York Napamco effected sales of shares of Common Stock by open market sale effected on the Nasdaq National Market during March through June 25, 1999; the date of the sale, the selling Sfondrini Party, the number of shares involved and the price such sale was effected at are set forth below:


---------------------------- ------------------------------ --------------------------- ----------------------------
Date                         Sfondrini Party                Number of Shares            Price per Share
---------------------------- ------------------------------ --------------------------- ----------------------------
March 18, 1999               Mr. Sfondrini                  2,100                       $5.3658
---------------------------- ------------------------------ --------------------------- ----------------------------
March 18, 1999               Connecticut Napamco            24,200                      $5.4375
---------------------------- ------------------------------ --------------------------- ----------------------------
March 18, 1999               New York Napamco               3,700                       $5.4375
---------------------------- ------------------------------ --------------------------- ----------------------------
March 23, 1999               Mr. Sfondrini                  5,000                       $5.1893
---------------------------- ------------------------------ --------------------------- ----------------------------
March 24, 1999               Mr. Sfondrini                  5,000                       $5.3138
---------------------------- ------------------------------ --------------------------- ----------------------------
March 30, 1999               Mr. Sfondrini                  2,600                       $5.9665
---------------------------- ------------------------------ --------------------------- ----------------------------
March 31, 1999               Mr. Sfondrini                  1,500                       $5.6715
---------------------------- ------------------------------ --------------------------- ----------------------------
April 28, 1999               Mr. Sfondrini                  15,000                      $5.625
---------------------------- ------------------------------ --------------------------- ----------------------------
April 30, 1999               Mr. Sfondrini                  3,000                       $5.75
---------------------------- ------------------------------ --------------------------- ----------------------------
May 3, 1999                  Mr. Sfondrini                  15,000                      $5.5762
---------------------------- ------------------------------ --------------------------- ----------------------------
May 5, 1999                  Mr. Sfondrini                  3,000                       $5.6803
---------------------------- ------------------------------ --------------------------- ----------------------------
May 6, 1999                  Mr. Sfondrini                  5,000                       $5.6874
---------------------------- ------------------------------ --------------------------- ----------------------------
May 10, 1999                 Mr. Sfondrini                  2,500                       $5.9271
---------------------------- ------------------------------ --------------------------- ----------------------------
May 11, 1999                 Mr. Sfondrini                  9,000                       $6.0588
---------------------------- ------------------------------ --------------------------- ----------------------------
May 13, 1999                 Mr. Sfondrini                  7,500                       $6.193
---------------------------- ------------------------------ --------------------------- ----------------------------
May 14, 1999                 Mr. Sfondrini                  5,000                       $5.9365
---------------------------- ------------------------------ --------------------------- ----------------------------
May 18, 1999                 Mr. Sfondrini                  5,000                       $6.3106
---------------------------- ------------------------------ --------------------------- ----------------------------
May 20, 1999                 Mr. Sfondrini                  4,000                       $6.9295
---------------------------- ------------------------------ --------------------------- ----------------------------
May 21, 1999                 Mr. Sfondrini                  1,000                       $6.9057
---------------------------- ------------------------------ --------------------------- ----------------------------
May 24, 1999                 Mr. Sfondrini                  12,000                      $6.9467
---------------------------- ------------------------------ --------------------------- ----------------------------
May 26, 1999                 Mr. Sfondrini                  4,000                       $7.3031
---------------------------- ------------------------------ --------------------------- ----------------------------
May 27, 1999                 Mr. Sfondrini                  2,500                       $7.17
---------------------------- ------------------------------ --------------------------- ----------------------------
June 4, 1999                 Mr. Sfondrini                  7,500                       $7.25
---------------------------- ------------------------------ --------------------------- ----------------------------
June 7, 1999                 Mr. Sfondrini                  10,000                      $6.875
---------------------------- ------------------------------ --------------------------- ----------------------------
June 10, 1999                Mr. Sfondrini                  10,000                      $6.125
---------------------------- ------------------------------ --------------------------- ----------------------------

     As of June 25, 1999, Mr. Sfondrini and the other Sfondrini Parties, in the aggregate, may be deemed to beneficially own an aggregate of 319,096 shares of Common Stock (approximately 3.5% of 9,158,667 shares believed to be outstanding (the sum of the 7,758,667 shares reported outstanding in the Company's most recently filed Quarterly Report on Form 10-Q and 1,400,000 shares reported by the Company to have been issued by the Company on May 6, 1999)). Mr. Sfondrini disclaims beneficial ownership of the 4,998 shares held in the UGMA Accounts, that are included in such deemed beneficial ownership. Such beneficial ownership also includes 6,334 shares underlying stock options (as described below). Mr. Sfondrini and Connecticut Napamco each disclaim beneficial ownership of the shares of Common Stock held by Edge Holding Company, and nothing herein shall be deemed an admission that a group exists.

     As described in the Original Statement, on March 3, 1997, the Company granted to Mr. Sfondrini options for 8,000 shares of Common Stock pursuant to the Company's Incentive Plan. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $16.50 per share and expire ten years from the date of their issuance. Mr. Sfondrini will be deemed to be the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares. As of April 5, 1999, Mr. Sfondrini may be deemed to be the beneficial owner of 5,334 of such shares.
     On June 1, 1998, the Company granted to Mr. Sfondrini options for 3,000 shares of Common Stock pursuant to the Company's Incentive Plan. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant and expire ten years from the date of their issuance. The options granted in 1998 are for the purchase of shares of Common Stock at a purchase price of $12.44 per share. Mr. Sfondrini will be deemed the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares. As of June 25, 1999, Mr. Sfondrini may be deemed to be the beneficial owner of 1,000 of such shares.

     On June 1, 1998, the Company granted to Mr. Sfondrini 402 restricted shares of Common Stock. All such shares vest in cumulative annual increments of one third, beginning on the first anniversary of the date of grant.

     On May 6, 1999, the Sfondrini Parties ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Original Statement is hereby amended and supplemented as follows:

     As of June 25, 1999, a total of 260,948 shares of Common Stock owned by Mr. Sfondrini, New York Napamco or Connecticut Napamco are pledged pursuant to the Loan Document.

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: June 25, 1999.
                                                    /s/ John Sfondrini
                                                    ------------------
                                                        John Sfondrini


                                       NAPAMCO, LTD., a Connecticut corporation


                                          By:      /s/ John Sfondrini
                                          ---------------------------
                                                       John Sfondrini
                                                         President


                                       NAPAMCO, LTD., a New York corporation


                                          By:      /s/ John Sfondrini
                                          ---------------------------
                                                       John Sfondrini
                                                         President


                                       EDGE HOLDING COMPANY PARTNERSHIP


                                          By:      /s/ John Sfondrini
                                          ---------------------------
                                                       John Sfondrini
                                                       General Partner


                                       EDGE GROUP PARTNERSHIP

                                          By:   Edge I Limited Partnership,
                                                Edge II Limited Partnership and
                                                Edge III Limited Partnership
                                                General Partners



                                          By:      /s/ John Sfondrini
                                          ---------------------------
                                                       John Sfondrini
                                                       General Partner

                                       EDGE I LIMITED PARTNERSHIP


                                          By:      /s/ John Sfondrini
                                          ---------------------------
                                                       John Sfondrini
                                                       General Partner


                                       EDGE II LIMITED PARTNERSHIP


                                          By:      /s/ John Sfondrini
                                          ---------------------------
                                                       John Sfondrini
                                                       General Partner


                                       EDGE III LIMITED PARTNERSHIP


                                          By:      /s/ John Sfondrini
                                          ---------------------------
                                                       John Sfondrini
                                                      General Partner